Mail Stop 4561

May 31, 2006

Mr. John W. Alvey
Chief Financial and Accounting Officer
Maxus Realty Trust, Inc.
104 Armour
North Kansas City, Missouri 64116

      Re: **Maxus Realty Trust, Inc.**
               Form 10-KSB for the fiscal year ended December 31, 2005
               File No. 0-13754

Dear Mr. Alvey:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Steven Jacobs
Branch Chief